Exhibit 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Net income applicable to common stock	$23,650	$17,421	$35,650	$40,671

Average number of common shares outstanding	16,938	16,773	16,910	16,817

Net income per share — Basic	$1.40	$1.04	$2.11	$2.42

Average number of common shares outstanding	16,938	16,773	16,910	16,817
Add: Assumed exercise of stock options and vesting of stock grants	55	139	100	185

Common and common equivalent shares outstanding	16,993	16,912	17,010	17,002

Net income per share — Diluted	$1.39	$1.03	$2.10	$2.39